EXHIBIT B



             8% SECURED NONRECOURSE SUBORDINATED PROMISSORY NOTE


$73,025,000.00                                  February  1, 1995


EXCEPT AS OTHERWISE SET FORTH IN SECTION 10 HEREOF, THE INDEBTEDNESS EVIDENCED BY THIS PROMISSORY NOTE IS NOT A GENERAL OBLIGATION OF THE DEBTOR (AS HEREINAFTER DEFINED) AND IS PAYABLE ONLY OUT OF THE ASSETS (AS HEREINAFTER DEFINED).

EXCEPT AS OTHERWISE SET FORTH IN SECTIONS 2, 9(c), 9(e), 9(l), 10 AND 11 HEREOF, THE INDEBTEDNESS EVIDENCED BY THIS PROMISSORY NOTE IS SUBORDINATE AND SUBJECT IN RIGHT OF PAYMENT TO THE PRIOR PAYMENT IN FULL IN CASH OR CASH EQUIVALENTS (TO THE EXTENT ACCEPTABLE TO THE SENIOR MAJORITY OF EACH "SENIOR TRANCHE") OF ALL "SENIOR INDEBTEDNESS" (AS HEREINAFTER DEFINED), IN THE MANNER AND TO THE EXTENT SET FORTH IN SECTION 9 BELOW.

THE TERMS OF THIS PROMISSORY NOTE MAY NOT BE CHANGED, ALTERED OR AMENDED (EXCEPT FOR THE AMENDMENT DESCRIBED IN THE SECOND PARAGRAPH OF SECTION 1 HEREOF) WITHOUT THE PRIOR WRITTEN CONSENT OF THE HOLDERS OF THE NECESSARY PERCENTAGE OR PERCENTAGES OF THE THEN OUTSTANDING PRINCIPAL BALANCE OF EACH "SENIOR TRANCHE" (AS HEREINAFTER DEFINED). (SUCH PERCENTAGE OR PERCENTAGES, AS DETERMINED IN ACCORDANCE WITH THE TERMS OF THE RESPECTIVE LOAN DOCUMENTS GOVERNING EACH SUCH "SENIOR TRANCHE" ARE REFERRED TO HEREIN AS THE "SENIOR MAJORITY" OF SUCH SENIOR TRANCHE).

                    FOR VALUE RECEIVED, Seneca Foods Corporation, a New York corporation ("Debtor" or "Seneca"), promises to pay to the order of The Pillsbury Company, a Delaware corporation ("Pillsbury," and together with its successors and assigns and any other transferee or successor then becoming the holder of this Promissory Note, "Payee"), at Pillsbury Center, 200 South Sixth Street, Minneapolis, Minnesota 55402, or such other place as Payee may from time to time designate in writing, in lawful money of the United States of America, the principal sum of Seventy-Three Million Twenty-Five Thousand Dollars and No Cents ($73,025,000.00), which amount, Debtor and Payee agree, constitutes the parties' good faith estimate of the portion of the Purchase Price for the Assets described in 2.02(a) of the "Agreement" (as defined below) being sold to Debtor by Payee.

                    1. Asset Purchase Agreement. This Promissory Note ("Note") is the "Note" referred to in the Asset Purchase Agreement dated December 8, 1994 between Debtor and Payee (together with all amendments, modifications and supplements thereto, the "Agreement"). Any capitalized term used herein and not otherwise defined herein shall have the meaning ascribed thereto in the Agreement. The holder and Payee of this Note are entitled to the benefits of the Agreement to which reference is hereby made for a statement of the terms and conditions under which this Note is issued.

                    Pursuant to and in accordance with the terms of Section 2.02(a) of the Agreement, Debtor and Payee acknowledge that the principal amount of this Note shall be amended within two Business Days after the Final Valuation Date, and any change in the principal amount hereof shall be reflected solely by changing the amount of the principal payment due hereunder on September 30, 2009 under Section 6 hereof.

                    2. Security. This Note is secured by, and is subject to the terms of, the Security Agreement and the Mortgages referred to in the
Agreement.         The Security Agreements and the Mortgages grant Payee
purchase money liens on the Assets (other than the Inventory Assets), which liens are intended to be duly perfected first priority liens. The priority or parity of the rights of Payee and any other creditors with respect to the Assets (other than the Inventory Assets) and any lien therein shall not be affected or impaired by any terms of this Note, specifically including, but not limited to, Section 9 hereof. The attachment, perfection and priority of the respective liens (if any) of Payee and any other creditors in the Assets (other than the Inventory Assets) shall be determined under the Uniform Commercial Code or other applicable law in effect from time to time.

                    3. Principal. The principal balance of this Note shall be due and payable in accordance with the terms of Section 6 hereof. Except as otherwise specifically set forth herein, the entire principal amount of this Note shall be fully paid on or before September 30, 2009 (the "Final Maturity Date").

                    4.   Optional Prepayment.   Except as provided below,
Debtor may not prepay this Note, in whole or in part, at any time; provided that, any exercise by Payee of its rights under Sections 10 (except to the extent such rights are subject to Section 9) or 11 hereof shall not be deemed a prepayment of this Note for purposes of this Section 4, and Debtor may make prepayments of this Note using "Permitted Proceeds" (as defined in Section 9(f) hereof) of the Assets at any time and from time to time. Prepayments from Permitted Proceeds shall be applied first to the unpaid principal balance of the Note, and second to accrued but unpaid interest, but such payments shall not excuse or defer Debtor's obligation to continue to make any other required payments when due until this Note is paid in full.

                    5. Interest. The unpaid principal balance due hereunder shall bear simple interest at the rate of eight percent (8.0%) per annum. Interest shall be computed and shall accrue daily on the basis of a 365-day year for the actual number of days elapsed (including the first day and the last day of the period for which interest is due) beginning on the date hereof. Interest shall be paid quarterly on each of the last days of March, June, September and December (payable on the next succeeding "Business Day" (as defined below), if such day is not a Business Day), with the first interest payment due hereunder on March 31, 1995. For purposes of calculating the first three quarterly payments of each "Calendar Year" (as defined below), the unpaid principal balance amount shall be deemed to be the principal balance outstanding on the first day of each Calendar Year (except that interest payments made through September 30, 1995, shall be calculated based on the original principal balance as of the date hereof). Interest due for any calendar quarter shall be determined in relationship to the annual packing commitment of Pillsbury (as more fully described in the Alliance Agreement, the "Annual Pack Plan") in effect as of the December 1st immediately preceding the Calendar Year in which such calendar quarter occurs, as follows: the amount of interest payable in any quarter shall be equal to the product resulting from multiplying 100% of the interest accrued or to accrue for the Calendar Year in which such quarter occurs by a fraction, the numerator of which is equal to the volume of Products scheduled to be manufactured by Seneca for Pillsbury at the "Alliance Plants" (as defined in the Alliance Agreement) during such quarter pursuant to the Annual Pack Plan and the denominator of which is the volume of Products to be manufactured by Seneca for Pillsbury at the Alliance Plants during such Calendar Year pursuant to the Annual Pack Plan; provided that, under all circumstances, Seneca shall pay all interest that has accrued and is unpaid for any Calendar Year on or before December 31st of such Calendar Year. As used herein, the term "Calendar Year" shall mean the twelve-month period beginning on January 1st and ending on December 31st of any calendar year.
As used herein, the term "Business Day" shall mean a day on which federally chartered banks in New York, New York and Minneapolis, Minnesota are open for business.

                    On the Final Maturity Date of this Note, all accrued but unpaid interest shall be due and payable in full.

                    Payee shall be entitled to offset, in accordance with the terms of Section 3.8 of the Alliance Agreement, any accrued but unpaid interest that has become due and payable. Payee, however, shall not, under any circumstances, be entitled to offset any payments of principal hereunder (whether or not past due) pursuant to such Section 3.8, or, so long as any Senior Indebtedness is outstanding, any common law, contractual or statutory right (including any such right pursuant to the Bankruptcy Code of 1978, as amended) or otherwise, nor, so long as any Senior Indebtedness is outstanding, may any principal obligation be satisfied pursuant to any counterclaim against Payee held by Debtor; and Payee hereby irrevocably waives (solely for the benefit of the Senior Creditors and not for the benefit of Debtor) any right to assert any such rights of offset or counterclaim as they relate to the repayment or recovery of principal due under this Note (but the foregoing waiver shall not affect Payee's rights, if any, to offset or counterclaim with respect to any other amounts owed to Debtor by Payee under any other instrument or agreement against any other amounts owed to Payee by Debtor under any such other instrument or agreement).

                    6. Repayment of Principal. Debtor will repay the principal amount of this Note according to the following schedule (or on the next Business Day thereafter, if any of the following dates is not a Business
Day):

                                   Principal
                    Date           Payment

                    10/20/95       $  3,000,000
                    10/20/96       $  3,000,000
                    10/20/97       $  3,000,000
                    10/20/98       $  3,500,000
                    10/20/99       $  3,500,000
                    10/20/2000     $  3,500,000
                    10/20/2001     $  3,625,000
                    10/20/2002     $  3,625,000
                    10/20/2003     $  3,625,000
                    10/20/2004     $  3,625,000
                    10/20/2005     $  3,500,000
                    10/20/2006     $  3,500,000
                    10/20/2007     $  3,500,000
                    10/20/2008     $  3,500,000
                    9/30/2009      $ 25,025,000

                                    $73,025,000

                    7. Financial Reporting. So long as this Note shall remain outstanding, Debtor shall deliver to Payee all financial statements, certifications and other reports required under the terms of the documents governing each Senior Tranche to be delivered to the providers of such credit, as and when required to be delivered thereunder to such providers of credit. In the event that Debtor does not have a Senior Tranche facility during any period when this Note is outstanding, Debtor shall deliver to
Payee: (a) within 45 days after the end of each fiscal quarter of Debtor, unaudited balance sheets and income statements showing the financial condition and results of operations of Debtor as of the end of each such quarter, a statement of shareholders' equity and a statement of cash flow, each statement to be as of the end of each such fiscal quarter, all of which shall be prepared and certified by the Chief Financial Officer or Chief Accounting Officer of Debtor as presenting fairly the financial condition and results of operations of Debtor and its subsidiaries and as having been prepared in accordance with United States generally accepted accounting principles consistently applied ("US GAAP"), in each case subject to normal year-end adjustments and the absence of footnotes; and (b) (to the extent not otherwise covered in paragraph (a) above) promptly after the same become publicly available, copies of such registration statements, annual, periodic and other reports, and such proxy statements and other information, if any, as shall be filed by the Debtor with the Securities and Exchange Commission ("SEC") pursuant to the requirements of the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the "1934 Act") (and, if Debtor is no longer subject to the 1934 Act reporting requirements, financial statements and reports substantially equivalent to the foregoing, including audited annual financial statements, to be delivered at such times as Debtor currently delivers such financial statements and reports to the
SEC).

                    8. Default. An "Event of Default" with respect to this Note means the occurrence or existence of one or more of the following events or conditions (whatever the reason for the Event of Default and whether voluntary, involuntary or effected by operation of law):

                   (a) the failure of Debtor to make due and punctual payment of any installment of principal hereof, as the same shall become due and payable pursuant to the terms of Section 6 hereof; provided that, notwithstanding the foregoing, so long as any "Senior Indebtedness" (as defined in Section 9(d) hereof) remains outstanding, Payee shall not be entitled to exercise any remedy hereunder with respect to such event until 180 days have passed after Debtor has failed to pay, when due and payable pursuant to the terms of Section 6 hereof, all or any portion of any two installments of principal hereunder such that, on any date after the date hereof, all or any portions of any two installments of principal hereunder are outstanding 180 days after the date on which the latter of the two installments became due and payable hereunder; provided further that, under all circumstances Debtor's failure to make due and punctual payment of the entire principal amount of this Note on September 30, 2009 shall be an immediate Event of Default hereunder on such date;

                   (b) the termination, following the expiration of the applicable notice period or any extension thereof (after delivery of an unrevoked notice by either party thereto), of the Alliance Agreement (other than termination pursuant to Sections 19.1(a)(i) or 19.1(d) thereof); provided that, the failure of Debtor to comply with the terms of Section 19.2 of the Alliance Agreement following the expiration of the applicable notice period or any extension thereof (after delivery of an unrevoked notice by either party thereto) with respect to a termination pursuant to
     Section 19.1(a)(i) thereof shall constitute an Event of Default hereunder;

                   (c) the failure of Debtor timely and properly to observe, keep or perform the covenant set forth in Section 7 hereof for two consecutive quarters, which failure shall continue for 30 days after Payee shall have given Debtor written notice specifying such default; provided that, so long as any Senior Indebtedness remains outstanding, the foregoing shall not constitute an "Event of Default" hereunder and Payee shall not be entitled to exercise any remedy hereunder;

                   (d) Debtor makes an assignment for the benefit of creditors, or admits in writing its inability to pay its debts as they become due;

                   (e) a receiver, trustee or custodian is appointed for, or takes possession of, all or substantially all of the assets of Debtor, either in a proceeding brought by Debtor or in a proceeding brought against Debtor, and such appointment is not discharged or such possession is not terminated within 60 days after the effective date thereof, or Debtor consents to or acquiesces in such appointment or possession;

                   (f) Debtor files a petition for relief under the Federal Bankruptcy Code (11 U.S.C. 101 et seq., as amended) or any other present or future federal or state insolvency, bankruptcy or similar law (all of the foregoing laws, collectively, being "Applicable Bankruptcy Law") or an involuntary petition for relief is filed against Debtor under any Applicable Bankruptcy Law and such petition is not dismissed within 60 days after the filing thereof, or an order for relief naming Debtor is entered under any Applicable Bankruptcy Law, or any composition, rearrangement, extension, reorganization or other relief of debtors now or hereafter existing is requested or consented to by Debtor;

                   (g) Debtor fails to have discharged, suspended or stayed any attachment, sequestration or similar writ levied upon any property of Debtor having a value in excess of $500,000.00 within 30 days after Debtor is notified of such levy; provided that, so long as any Senior Indebtedness remains outstanding, the occurrence of any of the foregoing with respect to any property of Debtor other than the Assets shall not constitute an "Event of Default" hereunder and Payee shall not be entitled to exercise any remedy hereunder;

                   (h) Debtor fails to pay, suspend or stay, within 30 days after Debtor is notified thereof, any final money judgment in excess of $500,000.00 against Debtor; provided that, so long as any Senior Indebtedness remains outstanding, the foregoing shall not constitute an "Event of Default" hereunder and Payee shall not be entitled to exercise any remedy hereunder;

                   (i) Debtor defaults under the Security Agreement or any of the Mortgages, which default continues beyond any applicable notice and any applicable cure and, as a result of which, Payee would be entitled to exercise its rights with respect to the collateral covered by such Security Agreement or Mortgage; or

                   (j) The occurrence of any defaults, events of default, breaches or similar terms in any documents governing any single note or credit facility evidencing an amount of indebtedness of Debtor in excess of $10,000,000, including the Senior Indebtedness, as a result of which, the holder of such other indebtedness (including the Senior Creditors) has accelerated the maturity thereof. For the purposes of this Section 8(j), any letter of credit securing obligations of Debtor under any single credit facility shall be treated the same as the credit facility itself, regardless of whether a draw against or default under any such letter of credit may constitute a default, event of default, breach or acceleration event under Debtor's reimbursement obligations related to letters of credit securing other single credit facilities and regardless of whether the issuer of any such letter of credit may demand cash collateral or a prepayment under more than one such reimbursement obligation.

                    9.   Subordination.

                   (a) The payment of any and all "Subordinated Indebtedness" (as defined in Section 9(d) hereof) is expressly subordinated to the extent and in the manner set forth in this
     Section 9 to "Senior Indebtedness" (as defined in Section 9(d) hereof). The provisions of this Section 9 are intended and are solely for the purpose of defining the relative rights of the holder or holders hereof (including the Payee, herein sometimes called collectively, "Junior Creditors," and individually, a "Junior Creditor") and any holders of Senior Indebtedness, so long as they are holders of Senior Indebtedness (hereinafter called collectively, "Senior Creditors" and individually, a "Senior Creditor") and shall be for the sole benefit of the Junior Creditors and the Senior Creditors and their respective successors and assigns, and no other person or entity, including without limitation Debtor, shall have any right, benefit, priority or interest thereunder.

                   (b) If Payee ever receives any payment on account of this Note other than a "Permitted Payment" (as defined in Section 9(c) hereof) or an 'Unauthorized Binding Payment' (as defined in Section 9(l) hereof), it will hold any amount so received in trust for the Senior Creditors and will forthwith turn over such payment, in the form received, to the "Collateral Agent" (as defined in the "Intercreditor Agreement" (as defined below)) for the account of the Senior Creditors, to be applied to Senior Indebtedness as provided in the Collateral Agency and Intercreditor Agreement (the "Intercreditor Agreement") among the Debtor and the Senior Creditors; provided that, Payee shall be entitled to rely upon all notices received from "Chase" (as hereinafter defined), or any successor to Chase as Collateral Agent, until Payee receives a notice from Chase (or the person named in the immediately preceding such notice) that another entity named therein is now the Collateral Agent; and provided, however, that, notwithstanding anything to the contrary in this Note, Junior Creditors shall have no responsibility for, and shall not be liable in any manner to any party for, the application of any payments made by Junior Creditors to the Collateral Agent pursuant to the terms of this Note. Any amount so turned over to the Senior Creditors, or otherwise set aside, recovered, rescinded or returned for any reason (including, without limitation, the bankruptcy, insolvency or reorganization of Debtor or any other person) shall be deemed never to have been applied to the amount outstanding under this Note, and the amount so turned over, set aside, recovered, rescinded or returned shall continue to be owing under this Note and to be secured by the liens in the Assets described in Section 2 hereof. If any amount so turned over, set aside, recovered, rescinded or required to be returned is, notwithstanding this Section 9(b), determined by a court of competent jurisdiction to have reduced the principal amount outstanding under this Note, then, subject to the payment in full of the Senior Indebtedness, the Junior Creditors will be subrogated to the rights of the Senior Creditors to receive payments or distributions of assets of Debtor to the extent that such amounts turned over, set aside, recovered, rescinded or returned by or from the Junior Creditors have been applied to payment of the Senior Indebtedness until the principal of and interest on this Note are paid in full. For the purposes of such subrogation, no payment or distribution to the Senior Creditors of any cash, property or securities to which the Junior Creditors would be entitled except for the terms of this Section 9 shall, as between Debtor, its creditors other than the Senior Creditors and the Junior Creditors, be deemed to be a payment by Debtor to or on account of Senior Indebtedness.

                   (c) Notwithstanding the provisions of Sections 9(a) or (b) or (e) hereof, until the occurrence of an "event of default" (or similar term, however denominated) with respect to either Senior Tranche, Debtor shall pay to the Junior Creditors, and the Junior Creditors shall be entitled to retain, the interest and principal payments when due under this Note or prepayments (in accordance with Section 4 hereof) thereof (together with Permitted Proceeds received at any time, the "Permitted Payments"). If the Junior Creditors receive written notice from the agent for the Banks under the Revolver (the "Bank Agent"), the Collateral Agent or any Senior Creditor under the Note Purchasers Tranche of the occurrence of an "event of default" (or similar term, however denominated) under any of the documents evidencing such Senior Creditor's Senior Tranche, or acquire "actual knowledge" (as defined below) of the existence of such an "event of default," the Junior Creditors shall be subject to the terms of Sections 9(a) and
     (b) hereof, except as otherwise permitted by Sections 9(e), 9(l) and 11 hereof. Following the receipt of written notice or the acquisition of "actual knowledge" (whichever is earlier) as described in the previous sentence:

                   (i) the Junior Creditors will not ask, demand, sue for, take or receive from Debtor the whole or any part of any principal payments or other monies (other than interest payments offset pursuant to Section 3.8 of the Alliance Agreement) owing under this Note, except that (x) if an Event of Default hereunder occurs, the Junior Creditors shall be entitled to exercise all of their rights and remedies with respect to the Assets permitted by Section 11 hereof, and to enforce such rights and remedies, and (y) the Junior Creditors may continue accepting Permitted Proceeds, and may resume accepting other Permitted Payments upon their receipt of written notice from the Bank Agent, the Collateral Agent or any Senior Creditor under the Note Purchasers Tranche or upon their acquisition of "actual knowledge" (whichever is earlier) that all "events of default" with respect to the Senior Tranche under which such "events of default" occurred have been cured; and

                   (ii) the Junior Creditors shall pay over to the Collateral Agent, for distribution pursuant to the Intercreditor Agreement, any amount received from Debtor during the Clawback Period minus the sum of all interest payments made by offset pursuant to Section 3.8 of the Alliance Agreement during the Clawback Period.

                   The Junior Creditors shall be deemed to have acquired "actual knowledge" of the existence of an "event of default" under any of the documents evidencing any Senior Tranche as of the date that the existence of such "event of default" is known by one or more Junior Creditors' Chief Financial Officer or General Counsel, any employee or officer of the Junior Creditors that is a member of the 'SRB' (as defined in the Alliance Agreement) or by the individual or individuals managing the relationship with Debtor that is evidenced by this Note (each, a "Responsible Officer"), or that the existence of such "event of default" would have been known by a Responsible Officer had the Junior Creditors "exercised due diligence." The Junior Creditors shall provide, once a year, to the Collateral Agent, a written notice identifying the names and/or titles held by each person who shall constitute a Responsible Officer for purposes of this Note. The Junior Creditors shall be deemed to have "exercised due diligence" if they have maintained reasonable routines for communicating significant information with respect to matters related to this Note to such Responsible Officers and there was reasonable compliance with such routines. "Exercising due diligence" shall not require the Junior Creditors to conduct any inquiry into the existence or nonexistence of an "event of default" under any of the documents evidencing any Senior Tranche nor shall "exercising due diligence" require any individual acting for the Junior Creditors to communicate the existence of such an "event of default" to any Responsible Officer unless such communication is part of that individual's regular duties or unless that individual has reason to know of this Note and that such an 'event of default' affects the Junior Creditors' rights under this Note.

                   The term "Clawback Period" shall mean, with respect to any "event of default" under documents evidencing any Senior Tranche, the period ending on the date the Junior Creditors receive written notice or acquire "actual knowledge" of such "event of default," whichever is earlier, and beginning on the later of: (A) the earliest date on and after which such "event of default" has continuously existed, and (B) fourteen calendar months prior to the date the Junior Creditors first receive written notice or acquire "actual knowledge" of such "event of default." To the extent the Junior Creditors receive any insurance or condemnation proceeds with respect to any Collateral, which proceeds are delivered to Debtor to repair, replace or rebuild such Collateral pursuant to the terms of the Security Agreeement and/or any of the Mortgages, such proceeds shall not be deemed to have been received by the Junior Creditors for purposes of this Note, including this Section
     9.  Except as provided in Section 9(b), this Section 9(c) or
     Section 9(e) hereof, payment of the principal of and interest on the indebtedness evidenced by this Note will be paid to the Junior Creditors in accordance with its terms. The Junior Creditors shall be entitled to retain any payment made prior to the beginning of a Clawback Period, even if an "event of default" existed under documents evidencing one or more of the Senior Tranches at the time such payment was received.

                   (d) For purposes of this Note, the term "Senior Indebtedness" shall mean and include all obligations of Debtor to the Senior Creditors, direct or contingent, joint, several or independent, now or hereafter existing, due or to become due to, or held or to be held by, the Senior Creditors, whether created directly or acquired by assignment or otherwise, including any interest at the rate stated in the instrument or instruments evidencing Senior Indebtedness from the date of filing any petition under any Applicable Bankruptcy Law to the date of payment under such instrument or instruments ("Post-Petition Interest"), in each case, relating solely to the indebtedness of Debtor for money borrowed (and, in the case of the Revolver (as defined below) any commitment by one or more Banks to lend to Debtor) from: (i) Prudential, Hancock, or any additional or replacement lender in connection with any refinancing, whether borrowed pursuant to that certain Note Agreement, dated the date hereof, by and among Debtor, Prudential and Hancock, including any amendments thereto, and extensions, renewals, refundings or refinancings thereof, whether or not the principal amount is increased (and any notes defined therein and issued thereunder), or borrowed pursuant to any other facility entered into by Debtor after the date hereof with Prudential, Hancock or any additional or replacement lender in connection with any refinancing (collectively, the "Note Purchasers Tranche"), and (ii) the Banks, whether borrowed pursuant to that certain Revolving Credit Facility, dated the date hereof, by and among Debtor, the Banks and the Chase Manhattan Bank, N.A. ("Chase"), for itself and as Agent for the other lenders named therein, including any amendments thereto, and extensions, renewals, refundings and replacements thereof, whether or not the principal amount is increased, and whether or not any or all of the Banks presently named therein is removed or replaced and any promissory notes issued thereunder (the "Revolver"), (the "Bank Tranche"); provided, however that no additional or other lender added in a refinancing of the Note Purchasers Tranche, nor any additional lender added to the Bank Tranche after a replacement of the Bank Agent, shall be a Senior Creditor, nor shall Debtor's obligations to such lender be Senior Indebtedness, until Payee has received written notice or acquired "actual knowledge" of such additional or other lender under the Note Purchasers Tranche or of such replacement of the Bank Agent. So long as any of the Banks has a commitment to lend under the Revolver, the Senior Indebtedness under the Bank Tranche shall be deemed to remain outstanding and unpaid. As used herein, the term "Senior Tranche" shall refer to either of the Note Purchasers Tranche and the Bank Tranche, and the term "Senior Tranches" shall refer to both of such Tranches.

                   The term "Subordinated Indebtedness" shall mean and include the principal of and interest on the indebtedness evidenced by this Note, and shall specifically include amounts owed by Debtor pursuant to Section 10 to the extent such amounts are made subject to this Section 9 by Section 10, but shall specifically exclude any amounts owed by Debtor pursuant to Section 10 hereof which constitute Permitted Proceeds (which amounts shall not be subject to the subordination provisions of this Section 9).

                   (e) Subject to the next sentence of this Section 9(e), the Junior Creditors will not commence any action or proceeding against Debtor to recover all or any part of the Subordinated Indebtedness or join with any creditor, unless the Senior Majority of any Senior Tranche shall also join, in bringing any proceedings against Debtor under any bankruptcy, reorganization, readjustment of debt, arrangement of debt, receivership, liquidation or insolvency law or statute of the Federal or any State government unless and until Senior Indebtedness shall be paid in full. Notwithstanding the foregoing restrictions in Section 9(e), however, the Junior Creditors may take any action necessary or desirable, in the Junior Creditors' opinion, to foreclose any lien on, or exercise any other remedies with respect to, the Assets or any portion thereof, including but not limited to seeking the appointment of a receiver for the collection and management of the Assets and the Permitted Proceeds thereof. In the event of any liquidation, dissolution or other winding up of the Debtor, or in the event of any receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization or arrangement with creditors, whether or not pursuant to bankruptcy laws, sale of all or substantially all of the assets or any other marshalling of the assets and liabilities of the Debtor, Senior Indebtedness shall first be paid in full before the Junior Creditors shall be entitled to receive any moneys, dividends or other assets (other than the Assets and the Permitted Payments [collectively, the "Collateral"]) in any such proceeding with respect to the Subordinated Indebtedness. Subject to the limitations contained in the next sentence, if the Junior Creditors are determined, in any such proceeding, to have an unsecured, recourse claim with respect to any portion of the Subordinated Indebtedness (an "Unsecured Subordinated Claim"), then the Junior Creditors will, at the request of the Senior Majority of any Senior Tranche, file any claim, proof of claim or other instrument of similar character necessary to enforce the obligations of the Debtor in respect of such Unsecured Subordinated Claim, vote such Unsecured Subordinated Claim as directed by such Senior Majority with respect to acceptance or rejection of any plan of reorganization or arrangement, and will hold in trust for the Senior Creditors and assign, transfer and pay over to the Collateral Agent, in the form received, to be applied on Senior Indebtedness (including Post-Petition Interest) by the Collateral Agent pursuant to the Intercreditor Agreement, any and all moneys, dividends or other assets received in any such proceeding on account of such Unsecured Subordinated Claim, unless and until Senior Indebtedness (including Post-Petition Interest) shall be paid in full. In the event that the Junior Creditors shall fail to take such action requested by the Senior Majority of any Senior Tranche, such Senior Majority may, as attorney-in-fact for the Junior Creditors, take such action on behalf of the Junior Creditors, and the Junior Creditors hereby appoint the Collateral Agent as attorney-in-fact for the Junior Creditors to demand, sue for, collect and receive any and all such moneys, dividends or other assets (other than the Collateral) and give acquittance therefor and to file any claim, proof of claim or other instrument of similar character and to take such other action (including acceptance or rejection of any plan of reorganization or arrangement, but specifically excluding any such action involving the Collateral) in the name of the Collateral Agent on behalf of the Senior Creditors or in the name of the Junior Creditors as the Collateral Agent may deem necessary or advisable for the enforcement of the agreement contained in this Section 9; and the Junior Creditors will execute and deliver to the Collateral Agent on behalf of the Senior Creditors such other and further powers of attorney or other instruments as the Collateral Agent may request in order to accomplish the foregoing; provided that, under no circumstances shall the foregoing powers of attorney extend to, nor shall the Junior Creditors be obligated to execute or deliver, any documents or other instruments the effect of which would be to diminish or otherwise adversely effect either the Junior Creditors' rights with respect to the Collateral or the value of the Collateral.

                   Except as provided in the next sentence, nothing in this Section 9(e) shall limit the Junior Creditors' rights: (i) with respect to any obligations of the Debtor under the Alliance Agreement; (ii) with respect to any obligations of the Debtor that are recourse obligations with respect to Permitted Proceeds under
     Section 10 of this Note; (iii) with respect to the Assets, the Permitted Proceeds or any other Collateral, or any Unauthorized Binding Payment; or (iv) with respect to any claim of the Junior Creditors in any such proceeding that is secured by all or part of the Collateral, or any amount paid or instrument or other security
     received on account of such a claim.   The restrictions on (and
     exceptions thereto of) the Junior Creditors joining in any bankruptcy petition or taking certain other actions that are contained in the first two sentences of this Section 9(e) shall apply to the Junior Creditors' rights described in the preceding sentence.

                   (f) As used in this Note, the term "Permitted Proceeds" shall include:

                   (i) all proceeds resulting from the conversion into proceeds of any of the Assets during the term (including any extensions thereof) of this Note, in an amount equal to the lesser of: (A) such proceeds minus the remaining undepreciated value (if any) of the capital improvements made by Debtor since the "Effective Date" (as defined in the Agreement) to the Asset or Assets converted to such proceeds, as properly reflected on the most recent quarterly balance sheet of the "Central Division" (as defined in the Alliance Agreement) (as determined in accordance with US GAAP from Debtor's books and records), or (B) the remaining balance of the principal due under this Note that was originally allocated on the Effective Date to the Asset or Assets converted to such proceeds (which allocation is set forth in a schedule dated as of the Closing Date and prepared in accordance with Section 2.05 of the Agreement); and

                   (ii) any item of value (whether in the form of cash, a new debt security, capital stock in Debtor or other entity, or other property of Debtor) distributed to Payee on account of its secured claim with respect to the Collateral in any liquidation, dissolution or other winding up of Debtor, or any receivership, insolvency, bankruptcy, assignment for the benefit of creditors, whether or not pursuant to any Applicable Bankruptcy Law, or to the sale of all or substantially all of the assets or to any other marshalling of the assets and liabilities of Debtor, and any proceeds of any such item of value received by Payee pursuant to such distribution.

                   (g) The Senior Creditors may, at any time and from time to time, without the consent of or notice to the Junior Creditors, without incurring responsibility to the Junior Creditors, and without impairing or releasing any of the Senior Creditors' rights, or any of the obligations or rights of the Junior Creditors hereunder:

                   (i) Change the amount, manner, place or terms of payment or change or extend the time of payment of or renew or alter Senior Indebtedness or amend the Note Agreements or the Revolver in any manner or enter into or amend in any manner any other agreement relating to Senior Indebtedness; provided, however that, none of such changes, extensions, renewals, alterations or amendments shall in any manner amend the terms of this Note;

                   (ii) Sell, exchange, release or otherwise deal with any property (other than the Assets) by whomsoever at any time pledged or mortgaged to secure, or howsoever securing, Senior Indebtedness; provided, however, that, Debtor shall not (and the Senior Creditors shall not take (or require Debtor to take) any action contradictory thereto) pledge, mortgage or otherwise use as collateral the Assets to secure any indebtedness other than the Junior Indebtedness;

                   (iii) Release anyone liable in any manner for the payment or collection of Senior Indebtedness;

                   (iv) Exercise or refrain from exercising any rights against the Debtor and others (including the Junior
          Creditors); and

                   (v) Apply any sums (other than the sums resulting from Permitted Proceeds, including the Permitted Proceeds identified in clauses (ii), (iii) and/or (iv) of Section 10 hereof)) by whomsoever paid or however realized to Senior Indebtedness.

                   (h) Notice of acceptance of the agreement contained in this Section 9 is hereby waived.

                   (i) The Junior Creditors hereby acknowledge that The Prudential Insurance Company of America (together with its successors and assigns, "Prudential"), and John Hancock Mutual Life Insurance Company (together with its successors and assigns, "Hancock"), who are original parties to their Note Agreement with Debtor, in entering into such Note Agreement and in purchasing notes and making other financial accommodations thereunder, and Chase, for itself and as Agent, and the other Banks (together with their respective successors, assigns and participants, (collectively the "Banks")) who are original parties to the Revolver, in entering into the Revolver and in purchasing notes and making other financial accommodations thereunder, have relied and are entitled to continue to rely (and any future Agent and other Banks who become parties to the Revolver (also "Banks") and other lenders of Senior Indebtedness shall be entitled to rely) upon the terms of this Note. The Senior Creditors shall have no liability to the Junior Creditors, and the Junior Creditors hereby waive any claim which they may have now or hereafter against the Senior Creditors, arising from any actions which any of the Senior Creditors may take or omit to take in accordance with the terms of their respective Note Agreements and Revolver; provided that, notwithstanding the foregoing limitation of liability and waiver of claims, the Senior Creditors shall not hereby be absolved of liability for, and the Junior Creditors shall not hereby have waived any claims against any of the Senior Creditors for, any action or actions taken or omitted to be taken by such Senior Creditors if such actions or inactions: (i) would impair the Junior Creditors' rights hereunder with respect to the Assets or rights under the Security Agreement or the Mortgage with respect to the Assets, or (ii) would otherwise constitute gross negligence or willful misconduct with respect to the Senior Creditors' rights under the terms of this Note. The Junior Creditors further agree to enter into appropriate subordination agreements with any future lenders of Senior Indebtedness containing provisions reasonably necessary to confirm that such future lenders of Senior Indebtedness (and the Junior Creditors with respect to such parties) are entitled to rely upon the terms set forth in this
     Section 9.

                   (j) Debtor covenants and agrees to provide Payee with copies of any written notice sent to or by Debtor with respect to the occurrence of an "event of default," as that term is or may be defined in any document governing Senior Indebtedness. Payee covenants and agrees to provide the Collateral Agent (or the Senior Creditors, if the Payee has received written notice or acquired 'actual knowledge' (as defined in Section 9(c)) that there is no Collateral Agent) with copies of any written notice sent to or by Payee with respect to the occurrence of an Event of Default under this Note. Debtor also covenants and agrees to use its best efforts to cause the Senior Creditors to provide written notice to Payee upon any such event of default being cured.

                   (k)   The Junior Creditors will cause all
     Subordinated Indebtedness to be evidenced by a note or other instrument which shall bear upon its face a statement or legend substantially in the form of each legend appearing on the first page of this Note.

                    (l) If and only if each of the following conditions is satisfied:

                   (i) the Alliance Agreement has been terminated (except that a termination of the Alliance Agreement pursuant to Section 19.1(d) of the Alliance Agreement shall not be deemed to satisfy this condition);

                   (ii) a final order is entered by any court or arbitrator (which ruling is final and binding) having proper jurisdiction to the effect that Debtor is entitled, contrary to the provisions of this Note, to obtain the release or other termination of all of the liens created by the Security Agreement and the Mortgages in exchange for a payment or payments to Payee (which must constitute payment in full of all amounts secured by those liens and/or result in Payee's compliance with clause (v) below);

                   (iii) Payee made a good faith effort to enforce: (x) the provisions of this Note prohibiting the payment(s) referenced in clause (ii) above, and (y) its right to obtain possession of the Collateral under the Security Agreement, the Mortgage and the Alliance Agreement;

                   (iv) Debtor has not returned the Assets and makes the payment or payments described in clause (ii) above (collectively, if all of the conditions set forth in this Section 9(l) are satisfied, 'Unauthorized Binding Payments');

                   (v) all of the liens created by the Security Agreement and the Mortgages are released or otherwise terminated, and (if any amount secured by those liens was not paid in full), Payee releases any claim that was secured by those liens; and

                   (vi) Payee gave the Collateral Agent (or the Senior Creditors, if the Payee has received written notice or acquired 'actual knowledge' (as defined in Section 9(c)) that there is no Collateral Agent) written notice reasonably promptly after: (x) Debtor or any other individual or entity (other than a Senior Creditor) first asserted in a court or arbitration proceeding that Debtor was entitled to obtain the release or other termination of the liens created by the Security Agreement and the Mortgage in exchange for a payment or payments to Payee; (y) the commencement by Payee of any court or arbitration proceeding to enforce Payee's rights with respect to the Assets under this Note, the Security Agreement, any Mortgage or the Alliance Agreement; or (z) the first assertion in a court or arbitration proceeding to which Payee is a party or in which Payee is a participant of a claim that Payee's lien in the Assets pursuant to the Security Agreement and the Mortgages, or its right to repossess the Assets pursuant to this Note, the Security Agreement, the Mortgages and the Alliance Agreement, is unenforceable, then Payee shall be entitled to retain the entire amount of such Unauthorized Binding Payments, anything to the contrary in this Section 9 or elsewhere in this Note notwithstanding. Nothing in this Section 9(l) shall be construed to be a waiver of any of: the prohibition of prepayments; the limitations on setoff; any subordination provisions set forth herein (except to the extent this Section 9(l) explicitly authorizes Payee to retain Unauthorized Binding Proceeds); or Payee's right to retain Permitted Payments. It is the intention of the parties that Debtor shall have no right to prepay this Note except to the extent Debtor makes prepayments out of Permitted Proceeds, and Debtor shall have no right to obtain the release of the Collateral or any portion thereof except by paying all obligations under this Note and the Alliance Agreement in full. The Senior Creditors shall have the right to intervene in any judicial or arbitration proceeding in which an order described in clause (ii) above is sought, and to oppose the entry of such an order and otherwise defend and protect their interests. Payee shall not consent to any order directing it to accept a payment or payments (other than a Permitted Payment) and release its lien on all or any portion of the Collateral or initiate any proceeding seeking such an order, and shall not object to any intervention by the Senior Creditors in any judicial or arbitration proceeding in which an order described in clause (ii) above is sought.

                    10. Limitation on Recourse. Notwithstanding anything to the contrary elsewhere in this Note or otherwise (except to the extent permitted by Section 9(l) and in the next sentence), Debtor's obligations to Payee under this Note: (x) prior to an Event of Default, shall be satisfied by Debtor in accordance with the terms of Sections 5, 6 and 9 hereof, and (y) after (but only during the continuance of) an Event of Default, principal payment obligations hereunder shall be payable (or otherwise satisfied) solely from, and Payee agrees that it will collect (or otherwise obtain satisfaction) solely from, the Assets and the other Collateral subject to the Security Agreement and the Mortgages, and after (but only during the continuance of) an Event of Default, Payee shall not have recourse to any other assets of Debtor. Any obligations for actual damages arising out of any of the following four circumstances shall be general obligations of
Debtor: (i) Debtor's fraud or intentional misconduct (provided that, any actual damages resulting therefrom and determined to be owed by Debtor to Payee shall be subject to the terms of Section 9 hereof), or (ii) Debtor's failure (whether voluntary or involuntary) to turn over to Payee, within 10 days after written notice from Payee requesting such amounts, any insurance or condemnation proceeds (paid with respect to the Collateral subject to the Security Agreement and/or the Mortgages) received by or on behalf of Debtor after the date hereof, which proceeds constitute Permitted Proceeds payable to Payee under this Note (provided that, any other such insurance or condemnation proceeds and any damages related thereto shall be subject to the terms of Section 9 hereof), or (iii) Debtor's failure (whether voluntary or involuntary) to comply with the provisions of Article XIX of the Alliance Agreement (provided that, any actual damages resulting therefrom and determined to be owed by Debtor to Payee that are not recovered from the Assets or Permitted Proceeds shall be subject to the terms of Section 9 hereof), or (iv) Debtor's failure (whether voluntary or involuntary) to transfer the Assets to Payee free and clear of all liens and encumbrances pursuant to clause (i) of the second sentence of Section 11 hereof (provided that, any actual damages resulting therefrom and determined to be owed by Debtor to Payee that are not recovered from the Assets or Permitted Proceeds shall be subject to the terms of Section 9 hereof). Nothing herein shall preclude a proper party in interest from seeking and obtaining specific performance against Debtor (to the extent not inconsistent with this Note) for any failure to comply with any term, condition, covenant or agreement (other than any promise to pay money) herein or in any of the Security Agreement, the Mortgages and/or Articles V, VI and/or XIX of the Alliance Agreement. This Section 10 shall not be construed to release or impair the indebtedness or any other obligations created under the Alliance Agreement, the Security Agreement, any of the Mortgages or this Note, or the lien or security interests securing such obligations or any other rights of Payee, except as set forth in any of the foregoing instruments.

                    11. Remedies. If (a) any Event of Default described in Sections 8(d), (e) or (f) shall occur with respect to Debtor, this Note and all other obligations related thereto shall automatically become immediately due and payable; or (b) any other Event of Default shall occur and be continuing, then, Payee shall be entitled to declare the outstanding unpaid principal balance of the Note, the accrued and unpaid interest thereon and all other obligations related thereto to be forthwith due and payable, whereupon the Note, all accrued and unpaid interest thereon and all such obligations related thereto shall immediately become due and payable, in each case without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, anything in this Note to the contrary notwithstanding. Upon this Note becoming due and payable as described in clauses (a) or (b) of the preceding sentence, or upon a termination, following the expiration of the applicable notice period or any extension thereof (after delivery of an unrevoked notice by either party thereto), of the Alliance Agreement pursuant to Section 19.1(a)(i) thereof, Payee and Debtor shall cause each of the following immediately to occur: (i) title to and beneficial ownership of the Assets (including the real property, plant and equipment, fixtures, furnishings, motor vehicles, other personal property and all contracts related thereto but specifically excluding the "Inventory Assets" and the "Transferred Equipment" located at any "Alliance Plant" that is not a "Sold Plant" (as each such quoted term is defined in the Agreement)) and the 'Seneca Inventory' (as that term is defined in the Alliance Agreement) shall transfer to Payee automatically, free and clear of all liens and encumbrances except for (a) "Title Defects" (as defined in the Agreement), which Title Defects have not been extinguished as of the termination date of the Alliance Agreement and (b) liens for taxes which have accrued but are not yet due or are being contested by Debtor in good faith (and Debtor shall execute such warranty deeds, bills of sale and other conveyancing instruments as Payee shall reasonably request to evidence, confirm and effect such transfers); Debtor shall terminate all employees working at the Plants (and any related facility being transferred as part of the Assets) effective as of the effective date of such property transfers, and Payee shall offer employment to all employees of Debtor working at the Plants and any related facility being transferred as part of the Assets and Payee shall indemnify, defend and hold harmless Debtor against any claim by employees at the Plants or any related facility under the Worker Adjustment and Retraining Notification Act or any successor federal statute or similar state statute, (ii) Payee shall pay to Debtor, by wire transfer to an account designated by Debtor (provided that, so long as any Senior Indebtedness is outstanding, the Collateral Agent, on behalf of the Senior Creditors, may designate to which account such payment shall be wired), an amount equal to the sum of (A) the remaining undepreciated value (if any) of the capital improvements made by Debtor to the Assets being transferred by Debtor to Payee since the date hereof, plus (B) the book value of the Seneca Inventory,
(iii) from and after such effective date, Payee shall honor its obligations to purchase (from "Product Inventory" (as defined in the Alliance Agreement) in existence at the Alliance Plants on the effective date of termination) "Acceptable Cases of Product" (as defined in the Alliance Agreement) in accordance with the terms of Payee's Annual Commitment in effect at the time of such termination, (iv) the outstanding principal balance and accrued interest on this Note shall be forgiven by Payee, and (v) upon consummation of such Asset transfer and all such purchases and payments, the Alliance Agreement shall automatically terminate (if not previously terminated) in accordance with its terms (with the consequences set forth therein, including Payee's obligation to purchase Acceptable Cases of Product pursuant to
Section 19.2(a)(vi) thereof). If and only if Payee attempts in good faith to comply with the previous sentence and Debtor does not (whether voluntarily or involuntarily) transfer title to the Assets as required by clause (i) of the preceding sentence, then Payee shall be entitled to exercise all rights and remedies available to it under any of the Security Agreement and the Mortgages.

                    If the Alliance Agreement is terminated pursuant to
Section 19.1(d) thereof, the outstanding principal balance and accrued interest on this Note shall be forgiven by Payee in accordance with the terms of Section 19.2(e) thereof.

                    The failure of Payee to exercise or delay in exercising any right or remedy hereunder shall not be construed as a waiver or release thereof.

                    12. Waivers. Debtor, its permitted successors or assigns, and all persons liable hereon or liable for the payment of this Note, waive presentment for payment, demand, protest, and notice of demand, protest, and nonpayment, and consent to any and all renewals, extensions or modifications that might be made by Payee as to the time of payment of this Note from time to time.

                    13.  Further Assurances.

                   (a) Debtor shall take all appropriate action and execute any documents, instruments or conveyances of any kind which may be reasonably necessary or advisable to carry out any of the provisions hereof, including, without limitation, putting Payee in possession and operating control of, and vesting in Payee title to, the Assets.

                   (b) Subject to the last sentence of this Section 13(b), the Junior Creditors agree to execute any further documents or amendments and take such other actions as may be reasonably necessary to effect the purposes of Sections 9 and 10 hereof, all as requested by the Senior Majority of either Senior Tranche, including the filing of any instruments in any applicable public records and the execution of a statement of election pursuant to section 1111(b) of the Bankruptcy Code of 1978, as amended, when the Section 1111(b) election would be available and not prohibited by Section 1111(b)(1)(B), to and for the benefit of Debtor and the Senior Creditors, in form and substance reasonably satisfactory to the Senior Majority of each Senior Tranche, confirming the nonrecourse treatment of the indebtedness evidenced by this Note in conformity with, and subject to the exceptions contained in,
     Section 10 hereof. The Junior Creditors shall not be required to execute any document or amendment or take any action that would impair the Junior Creditors' rights with respect to the Assets or any Permitted Payments.

                    14. Limitations on Interest. This Note is hereby expressly limited so that in no contingency or event whatsoever, whether by acceleration of maturity of the indebtedness evidenced hereby or otherwise, shall the amount paid or agreed to be paid to Payee for the use, forbearance of detention of the money advanced or to be advanced hereunder exceed the highest lawful rate permissible under applicable law. If, from any circumstances whatsoever, fulfillment of any provision hereof or of any other agreement evidencing or securing the indebtedness, at the time performance of such provision occurs, shall involve the payment of interest in excess of that authorized by applicable law, the obligation to be fulfilled shall be reduced to the limit so authorized by applicable law, and if, from any circumstances, Payee shall ever receive as interest an amount which would exceed the highest lawful rate applicable to Debtor, such amount which would be excessive interest shall be applied to the reduction of the unpaid principal balance of the indebtedness evidenced hereby and not the payment of interest.

                    15. Evidence of Indebtedness. This Note is given and accepted as evidence of indebtedness only, and not in payment or satisfaction of any indebtedness or obligation.

                    16. CHOICE OF LAW. THIS NOTE SHALL BE GOVERNED BY, AND INTERPRETED AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF MINNESOTA, BUT WITHOUT REGARD TO ITS CONFLICT OF LAWS PROVISIONS.

                    17. Severability. If any provision of this Note shall be invalid or unenforceable, such invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render invalid or unenforceable any other severable provision of this Agreement, and this Agreement shall be carried out as if such invalid or unenforceable provision were not contained herein.

                    18. Notice. Any notice or other communication required or permitted by this Note shall be deemed duly given and received on the third business day following the day of mailing thereof by registered or certified United States mail, postage prepaid and return receipt requested, or when receipt acknowledged, if sent by facsimile transmission, or when personally delivered as follows:

                   (i) if to Debtor, at 1162 Pittsford-Victor Road, Pittsford, New York 14534, Attention: Chief Financial Officer, or at such other place as Debtor shall have designated by notice as herein provided to Payee; and

                   (ii) if to Payee, at Pillsbury Center, 200 South Sixth Street, Minneapolis, Minnesota 55402, Attention: Office of General Counsel, or at such other place as Payee shall have designated by notice as herein provided to Debtor.

                    19. Amendments. This Note may not be modified or amended, or any term or provision hereof waived, except in a writing executed by Debtor and Payee with the prior written consent of the Senior Majority of each Senior Tranche, and except in accordance with the terms of the second paragraph of Section 1 hereof.

                    20. Successors and Assigns. This Note shall be binding upon and inure to the benefit of Debtor and Payee, except that Debtor may not delegate its obligations or assign its rights hereunder without the prior written consent of Payee. Payee covenants that it will not transfer or assign this Note except: (i) in conjunction with any transfer of Payee's rights and obligations under the Alliance Agreement, or (ii) to any subsidiary, parent corporation or other affiliate of Payee. In the event that this Note is assigned or transferred, Payee shall require, prior to any transfer or assignment, the transferee or assignee to agree to be bound by the subordination provisions set forth herein.

                    21. Third Party Beneficiaries. Payee and Debtor agree that the terms of this Note are intended to benefit the Senior Creditors, and that the Senior Creditors are intended, and shall be deemed, to be third party beneficiaries of the terms of this Note.

                    IN WITNESS WHEREOF, intending to be legally bound, Debtor has caused this Note to be executed and delivered on the date first above written.

                              SENECA FOODS CORPORATION



                              By /s/Arthur S. Wolcott
Arthur S. Wolcott
                                Chairman of the Board


The terms of this Note, including
those limiting Payee's rights of
enforcement, those placing duties
and obligations on the Payee and the
Junior Creditors, and those obligating
Payee to subordinate this Note, are
hereby acknowledged and agreed to by
Payee, for the benefit of the Senior
Creditors, this 1st day February, 1995.

THE PILLSBURY COMPANY



By  /s/Thomas J. Ryan
     Thomas J. Ryan
  Vice President